Exhibit 99.1

YAMANA GOLD MAKES DECISION TO MOVE FORWARD WITH C1 SANTA LUZ RECOMISSIONING

TORONTO, ONTARIO, July 28, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or "the Company") is pleased to announce a positive decision to recommission its C1 Santa Luz project ("C1 Santa Luz"), located in Bahia, Brazil.  This decision follows the completion of the financial and technical analyses relating to recommissioning which have been ongoing since the project was placed on care and maintenance in 2014 pending further clarification of technical aspects of C1 Santa Luz.

C1 SANTA LUZ HIGHLIGHTS
•	Proven and Probable Mineral Reserves of 1.2 million ounces of gold (26.7 million tonnes at 1.42 grams per tonne ("g/t")).
•	Forecasted mine life of ten years with average annual production of 114,000 ounces of gold over the first seven years with production in the first full year of over 130,000 ounces of gold.
•	Expected overall recovery rates of approximately 84%.
•	Average life of mine ("LOM") all-in sustaining cost ("AISC") (1,2) estimate of $846 per ounce.
•	Initial capital expenditures of $84.2 million, including an additional vertimill for a higher processing rate, contingencies and all social and owner's costs.
•	After-tax net present value ("NPV")(3) at a 5% discount rate of $268 million and an after-tax internal rate of return ("IRR") of 71%.

Peter Marrone, Chairman and Chief Executive Officer of Yamana commented as follows: "We are very pleased with the results from the technical effort on recomissioning C1 Santa Luz.  The comprehensive geological analysis and metallurgical testwork undertaken has been positive and confirms a significantly larger Mineral Resource and recoveries in line with the preliminary economic assessment completed in 2015.  The results support our confidence in C1 Santa Luz's economic parameters and viability and underpin our decision to move this project into the execution phase.  A development schedule is now underway with a plan to be in production in 2018."

The Company worked with Roscoe Postle Associates Inc ("RPA") with metallurgical analysis and input completed by Ausenco Services Pty Ltd ("Ausenco") to complete the financial and technical analysis for its Technical Report on the re-start of C1 Santa Luz, which was prepared in accordance with the requirements of National Instrument 43-101.  The analysis and Technical Report include capital and operating cost estimates and recovery parameters, which are at a confidence level that supports a new Mineral Reserve and Mineral Resource estimate for the project.

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q12016.
2.	Includes cash costs, general and administrative expense, sustaining capital and exploration expense.
3.	Based on consensus Brazilian Real to U.S. Dollar exchange rates and a flat gold price of $1,300 per ounce.

Based on the results, the Company has made a decision to advance the recommissioning of the operation.  The initial steps of the execution phase will include the completion of a detailed construction schedule with a plan for start-up of production in 2018.  Once restarted, C1 Santa Luz is expected to contribute average annual production of approximately 114,000 ounces per year to the Company.

"The Technical Report portrays the robust nature of the C1 Santa Luz project," commented Gil Clausen, who heads Yamana's Brio Gold Division.  "And, further potential may exist at C1 Santa Luz beyond what has been demonstrated.  There is an entire underground Measured and Indicated Mineral Resource of over half a million ounces of gold with an additional 375,000 ounces of gold in the Inferred Mineral Resource category, which we intend to further study this year with the focus of converting the Mineral Resource into the Mineral Reserve category.  In addition, we plan on drilling other known nearby shallow satellite deposits, which, in conjunction with the potential underground production, is expected to supplement production and add to the current mine life."

MINERAL RESERVES AND MINERAL RESOURCES

Since October 2015, Yamana has completed approximately 16,400 metres of drilling with the primary purpose of better defining the metallurgical characteristics of the mineralization, expanding the Mineral Resource and converting Mineral Resources to Mineral Reserves.

The updated Mineral Reserve and Mineral Resource estimate for the project is provided in the table below.  The overall Mineral Resource, inclusive of Mineral Reserves but excluding Inferred Mineral Resources, increased by approximately 21% from the contained gold ounces in the total Mineral Resource previously announced in the 2015 preliminary economic assessment.  Further, a significant portion of the Mineral Resource was successfully upgraded to Mineral Reserves.

The LOM plan is based on the open pit Mineral Reserve only, and it does not include the underground Mineral Resource.  The Company intends to study the underground potential in the near term as well as exploring other close known shallow satellite deposits on the C1 Santa Luz property.  The C1 Santa Luz Mineral Resource is based on historic drill holes plus drill holes from the most recent drilling campaign which occurred from October 2015 to April 2016.

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Category of Mineral Reserve	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (oz)
Proven – Open Pit	22,354	1.50	1,081,00

Probable – Open Pit	2,267	1.11	81,000
Probable – Stock Pile	2,059	0.89	59,000

Total Proven & Probable	26,679	1.42	1,221,000
1.	CIM definitions were followed for Mineral Reserves and Mineral Resources.
2.	Open Pit Mineral Reserves are reported at cut-off grades for dacite = 0.487 g/t Au, low carbonaceous (CARL) ores = 0.629 g/t Au, and high carbonaceous (CARH) ores = 0.653 g/t Au.
3.	A minimum mining width of approximately 40 metres was used.
4.	Bulk density is 2.69 t/m3.
5.	Mineral Reserves as of June 30, 2016.
6.	Mineral Reserves are estimated using a short-term gold price of $1,250 per ounce, and constrained by designed pit. Metal recoveries used in the constraint of the Mineral Reserves were 90% for dacite ores, 81% for low carbonaceous (CARL) ores and 78% for high carbonaceous (CARH) ores.
7.	Totals may not add due to rounding.
8.	Mineral Resources are exclusive of Mineral Reserves.

Category of Mineral Resource	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (oz)
Measured – Open Pit	4,259	1.32	181,000
Measured – Underground	125	1.96	8,000

Indicated – Open Pit	434	1.14	16,000
Indicated – Underground	7,630	2.34	575,000

Total Measured & Indicated	12,448	1.95	780,000

Inferred – Open Pit	402	1.53	20,000
Inferred – Underground	5,546	2.10	375,000
Total Inferred	5,947	2.06	395,000
1.	CIM definitions were followed for Mineral Resources.
2.	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
4.	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	Mineral Resources as of June 30, 2016.
6.	Mineral Resources are estimated using a short-term gold price of $1,500 per ounce and constrained by a pit shell.
7.	Totals may not add due to rounding.

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Approximately 46% of the open pit Mineral Reserves are dacite ore which are projected to achieve recoveries in the order of 86%.  The remainder of the open pit Mineral Reserves are carbonaceous and are projected to achieve average recoveries of approximately 82%.

MINING

C1 Santa Luz is currently on care and maintenance having operated modestly in 2014.  The current effective plant capacity at C1 Santa Luz is approximately 2.0 million tonne per annum ("tpa").  Given the larger Mineral Resource and additional comminution testwork, the Company is planning to increase plant capacity to 2.7 million tpa.  As a result, with expected average overall recoveries of approximately 84%, C1 Santa Luz is expected to produce approximately 114,000 ounces of gold per year over the first seven years of its ten year mine life, with lower production in the last three years as mining moves to the lower grade Antas 3 open pit.  For its first full year, production is estimated at more than 130,000 ounces of gold.  The underground Mineral Resource has the potential to supplement production and extend the mine life.  This potential will be evaluated in studies which are scheduled to occur later this year and into next year.

A summary of production parameters is provided below.

Total material mined (million tonnes)	179.3
Total waste (million tonnes)	152.6
Stripping ratio	5.7
Total ore processed (million tonnes)	26.7
Average annual production (first seven years) (koz)	114
Total gold production (koz)	1,028
Total mine life (years)	10
Average gold head grade (g/t)	1.42

PROCESSING

The process flowsheet (see Appendix 1) allows for the processing of non-carbonaceous and carbonaceous minerals at C1 Santa Luz. The flowsheet is a "whole ore leach" of the total plant feed of carbonaceous and non-carbonaceous mineral types mined and processed separately as much as practical.  This accommodates the variability in the "preg-robbing" organic carbon concentrations in the plant feed.  A significant amount of testwork has been completed in the last year, increasing the confidence in being able to verify and readily separate the dacitic and carbonaceous ores as well as deliver the ores to the mill to allow for an efficient production schedule.

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The updated processing route, as a result of extensive metallurgical testing, incorporates adding kerosene to the mills and also implements a kerosene removal step ahead of the leaching circuit, in order to blank naturally occurring "preg-robbing" carbon before the gold mineral is leached in cyanide and adsorbed onto activated carbon in a Carbon-in-Leach ("CIL") circuit.  The design allows for various addition points and dosages of kerosene (SAG mill and vertimill), in order to accommodate varying concentrations of organic carbon.

The expected plant modifications to the existing circuit require the installation of a vertimill, a kerosene removal tank and regeneration kiln, six leaching tanks, a detoxification circuit, additional carbon regeneration capacity (reactivation furnace) and two additional elution columns.

This additional testwork has demonstrated improved expected overall average recoveries of 84%.  Based on the testwork available, expected average recoveries for both mineral types are as follows:
•	Non-carbonaceous dacitic mineral – 86%
•	Low to high total organic carbonaceous mineral – 82%
•	Weighted average overall recovery – 84%

The testwork was performed in Australia by Commonwealth Scientific and Industrial Research Organisation ("CSIRO"), in Brazil by SGS and Yamana, and in the USA by Hazen Research Inc ("Hazen") and Resource Development Inc ("RDi").   All of CSIRO, SGS, Hazen and RDi are independent firms from Yamana.  The flowsheet was designed in collaboration with Ausenco in Australia.  Ausenco also developed the capital and operating costs for the processing plant in Australia and Brazil.

CAPITAL AND OPERATING COSTS

The initial capital cost estimate for the planned plant modifications is $42.3 million, which includes the addition of the vertimill that is required for the higher processing rate and grinding optimization, as well as a $8.1 million contingency. The total capital cost for the re-commissioning of C1 Santa Luz is expected to be $84.2 million including contingencies and all social and owner's costs.  A detailed capital breakdown is provided below:
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Capital Expenditures (in millions)
Plant capital expenditures Plant (includes vertimill) Contingency	$34.2 $8.1
Sub-total	$42.3
Other capital expenditures
EPCM Infrastructure Owner's cost	$5.9 $7.9 $4.6
Tailings dam (improvements)	$8.0
Other	$9.9
Sub-total	$36.2
Community related costs	$5.6
Total other capital cost	$41.9
Total initial capital cost	$84.2

Total LOM sustaining capital is expected to be $24.8 million or approximately $20 per ounce of current contained Mineral Reserve ounces.  Average LOM AISC, inclusive of royalties, for C1 Santa Luz is estimated at below $850 per ounce of gold. Total operating costs are estimated at $29.71 per tonne milled, which includes mining, processing, direct general and administration ("G&A") expense, doré transportation and stockpile re-handling costs.  The plan contemplates using a mining contractor, the cost of which is included in operating costs; and, as such, sustaining capital is significantly reduced and relates only to the plant.  A breakdown of operating costs is provided below.

Operating unit costs (1)
Mining	$1.90/tonne moved
Processing - Dacite	$12.97/tonne milled
Processing – Carbonaceous	$15.79/tonne milled
G&A and other	$2.59/tonne milled
(1) Based on consensus Brazilian Real to U.S. Dollar exchange rates.

PROJECT ECONOMICS

Based on consensus Brazilian Real to U.S. Dollar exchange rates, which are 3.65 in 2017, 3.76 in 2018, 3.83 in 2019 and 3.91 long-term, and a gold price of $1,300 per ounce, the after-tax NPV (5%) for C1 Santa Luz is $268 million and the after-tax IRR is 71%.  A sensitivity analysis on varying gold prices and Brazilian Real to U.S. Dollar exchange rates was completed on the after-tax NPV. The results are summarized below.

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Gold Price Sensitivity (per ounce) (at consensus Brazilian Real to U.S. Dollar )	$1,170 (-10%)	$1,300	$1,430 (+10%)
After-tax NPV (5%)(in millions)	$174	$268	$360
After-tax IRR	48%	71%	93%

Brazilian Real Sensitivity (Brazilian Real to U.S. Dollar) (at a $1,300 per ounce gold price)	(-10%)	Consensus	(+10%)
After-tax NPV (5%) (in millions)	$204	$268	$320
After-tax IRR	50%	71%	91%

Based on a spot gold price of $1,315 and spot Brazilian Real to U.S. Dollar exchange rate of 3.30, the after-tax NPV (5%) is $180 million and the after-tax IRR is 47%.

This independent Technical Report was completed by RPA and the incorporated metallurgical analysis was completed by Ausenco.

Qualified Persons

The Mineral Resource estimate for C1 Santa Luz was prepared by RPA in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards-For Mineral Resources and Mineral Reserves", adopted by CIM Council on May 10, 2014.  Messrs. Hugo Miranda, C.P., Mark Mathisen, C.P.G., Stuart Collins, P.E., Andrew P. Hampton, P. Eng., serve as the Qualified Persons as defined by National Instrument 43-101 for the Technical Report related to C1 Santa Luz. Mr. Mathisen is the Qualified Person for the related Mineral Reserve.  Messrs. Miranda, Mathisen, Collins and Hampton, who are independent of the Company, have approved the contents of this news release related to C1 Santa Luz.  They have also reviewed and verified that the technical information related to C1 Santa Luz contained in this news release is accurate.

The process flow sheet, processing capital costs and operating costs were prepared by Ausenco.  Jeffery Bowen, MAusIMM (CP), has reviewed and confirmed the scientific and technical information related to the process flow sheet, capital costs and operating costs for C1 Santa Luz contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

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About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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Appendix 1:

Santa Luz Whole Ore Leach Process Flow Sheet

CRUSHED ORE STOCKPILE
Reagents Legend
CuSO₄
NaCN
NaOH
HCl
Lime
Oxygen
Kerosene
NaCN
NaOH
HCl
CuSO₄ Na₂S₂O₅
Lime

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the economics and reactivation of C1 Santa Luz, the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.  "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute "Mineral Reserves" by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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